FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	All business divisions reported higher net revenue and pretax income YoY; Strongest Q1 net income in eight years

•	Retail and Asset Management delivered continued growth in investment trust business and reported significantly stronger pretax income both QoQ and YoY

•	Wholesale booked higher pretax income YoY underpinned by solid performance in Equities and Investment Banking

Tokyo, July 29, 2015—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2016.

Net revenue in the first quarter was 424 billion yen (US$3.5 billion)1, income before income taxes was 106 billion yen (US$868 million), and net income attributable to Nomura Holdings shareholders was 68.7 billion yen (US$563 million).

“We reported a solid start to our fiscal year with pretax income up slightly from last quarter, driven by significant growth in our Retail and Asset Management businesses,” said Nomura Group CEO Koji Nagai.

“Retail booked its strongest revenue since the three months to June 2013. Recurring revenue continued to expand on inflows into investment trusts and discretionary investments. Retail client assets grew to 113.4 trillion yen. Asset Management had its best quarter in eight years. Assets under management reached a record high for the fifth straight quarter.

“Wholesale reported a slowdown from the strong prior quarter, but continued to perform solidly. While Fixed Income was impacted by challenging markets, Wholesale revenue was underpinned by continued growth in Equities and momentum in our international Investment Banking business.

“As Asia’s global investment bank, we are well positioned to connect markets east and west to deliver value-added products and services to our clients and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 122.10 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2015. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2015/16 Q1		QoQ	YoY
Net revenue	Y	130.7bn	+6%	+22%
Income before income taxes	Y	50.9bn	+24%	+61%

Retail reported net revenue of 130.7 billion yen, up 6 percent quarter on quarter and 22 percent year on year. Income before income taxes increased 24 percent from the previous quarter and 61 percent from the same quarter last year to 50.9 billion yen.

Net inflows into investment trusts and discretionary investments continued to grow and annualized recurring revenue reached 78 billion yen, highlighting progress in the transformation of Nomura’s Retail business model.

Sales of insurance products increased as Nomura met the estate planning and cash flow needs of its retail clients. In April, Nomura established the Nomura Institute of Estate Planning and expanded the offering of Nomura Trust & Banking to include testamentary trusts and other inheritance related services.

Asset Management

	FY2015/16 Q1		QoQ	YoY
Net revenue	Y	26.9bn	+13%	+15%
Income before income taxes	Y	11.7bn	+76%	+42%

Asset Management net revenue was 26.9 billion yen, up 13 percent quarter on quarter and 15 percent year on year. Income before income taxes jumped 76 percent over last quarter and 42 percent from last year to 11.7 billion yen. Assets under management were at a record high for the fifth straight quarter totaling 41.4 trillion yen.

The investment trust business reported net inflows of 1.3 trillion yen, driven by ongoing inflows into funds for discretionary investments such as those tapping into the structural changes in corporate Japan and private placed funds for regional financial institutions.

In the investment advisory business, Nomura saw continued momentum in winning mandates from Japanese pension funds. Internationally, the firm entered the retail market in the US and formed an alliance with RHB Group in Malaysia, winning its first mandate to manage an Islamic retail fund that targets global developed markets.

Wholesale

	FY2015/16 Q1		QoQ	YoY
Net revenue	Y	205.2bn	-11%	+9%
Income before income taxes	Y	19.7bn	-63%	3.4x

Wholesale booked net revenue of 205.2 billion yen, down 11 percent from last quarter but up 9 percent from the first quarter last year. Income before income taxes was 19.7 billion yen, a decline of 63 percent quarter on quarter but up 3.4 times year on year.

Global Markets reported an increase in Equities net revenue driven by strong client flows and robust trading. Fixed Income revenues slowed quarter on quarter.

In Fixed Income, the Rates related business in the Americas improved significantly, while EMEA and AEJ faced challenging markets.

In addition to strong revenue in Japan and the Americas, the market rally in China and Hong Kong in April and May combined with improved performance in the Derivatives business in EMEA led to a marked increase in Equities net revenue.

In Investment Banking, gross revenue from the international business was up 50 percent compared to the same quarter last year and was higher than Japan. The completion of large M&A deals and the Sponsors business contributed to revenue. Nomura also gained traction in the ECM business in AEJ and the Americas. In Japan, revenue was down due to a drop off in large financing transactions, but Nomura remained on top of the ECM and DCM league tables2, and expanded its Solutions business, including areas such as disposals of cross-shareholdings.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura’s total capital ratio was 15.4 percent and its Tier 1 ratio was 13.5 percent under Basel III. Nomura had total assets of 44.0 trillion yen and shareholders’ equity of 2.8 trillion yen. Gross leverage was 15.8 times and net leverage was 9.7 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

[2]	Source: ECM: Thomson Reuters; DCM: Thomson DealWatch, All Japan Debt (including self-funded); Jan – Jun 2015.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2015 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.